Howard H. Lamar III

hlamar@bassberry.com

(615) 742-6209

July 11, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
James Lopez
Ruairi Regan
Raj Rajan
Jamie Kessel

Re:	AAC Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 25, 2014
CIK No. 0001606180

Ladies and Gentleman:

On behalf of AAC Holdings, Inc. (the “Company,” “Holdings,” “we,” “our” or “us”), we are concurrently filing under the Securities Act of 1933, as amended, a revised version of the Registration Statement on Form S-1 (CIK No. 0001606180) (the “Registration Statement”), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2014 and June 25, 2014 (the “Draft Submission”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 3, 2014 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes from the Draft Submission to the Commission on June 25, 2014.

Use of Proceeds, page 35

1.	We note your response to comment 7. The specific contingencies that would result in a change of the use of proceeds remain unclear. Please clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 36 of the Registration Statement. The Company respectfully advises that the amounts and timing of the use of the remaining net proceeds not allocated to the repayment of certain existing indebtedness will vary depending on the amount of cash generated by our operations, competitive and industry developments, market opportunities and the rate of growth, if any, of our business. Accordingly, management of the Company will have significant discretion and flexibility in applying the remaining portion of the net proceeds not otherwise allocated to repay existing indebtedness. In order to further clarify the disclosure in

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July 11, 2014

response to the Staff’s comment, as stated above, the Company has revised its disclosure on pages 8 and 36 of the Registration Statement. We advise the Staff that the revised disclosure is consistent with other recent Form S-1 precedent. See, e.g., Chegg, Inc. (Form S-1 effective November 12, 2013, File No. 333-190616); Cvent, Inc. (Form S-1 effective August 8, 2013, File No. 333-189837); Tableau Software, Inc. (Form S-1 effective May 16, 2013, File No. 333-187683); zulily, inc. (Form S-1 effective November 14, 2013, File No. 333-191617); TriNet Group, Inc. (Form S-1 effective March 26, 2014, File No. 333-192465); Intrawest Resorts Holdings, Inc. (Form S-1 effective January 30, 2014, File No. 333-192252); YuMe, Inc. (Form S-1 effective August 6, 2013, File No. 333-189772); Marcus & Millichap, Inc. (Form S-1 effective October 30, 2013, File No. 333-191316); Care.com (Form S-1 effective January 23, 2014, File No. 333-192791); and Springleaf Holdings, Inc. (Form S-1 effective October 15, 2013, File No. 333-190653).

Unaudited Pro Forma Consolidated Financial Statements, page 41

Unaudited Pro Forma Consolidated Statements of Income for the Year Ended December 31, 2013, page 43

2.	We note the adjustment of $960 regarding dividend to BHR series A preferred unit holder. We note the explanation regarding this adjustment has been omitted in this amendment. Please revise to include an explanation regarding this adjustment or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 48 of the Registration Statement.

Note 3- Unaudited Pro Forma Consolidated Balance Sheet adjustments, page 48

3.	Please explain to us how each of the pro forma adjustments reflected under “kk” were derived and provide us the basis for such adjustments.

Response: In response to the Staff’s comment, the Company notes that certain amounts and certain footnotes as applied in the “BHR Acquisition” column of the Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2014 were calculated and applied incorrectly. Please see revised amounts and clarification of the pro forma adjustments reflected under “kk” related to the BHR Acquisition on pages 46 and 52 of the Registration Statement.

Management’s Discussion and Analysis of financial condition and Results of Operations, page 57

4.	We note your revised disclosure regarding days sales outstanding and other metrics in response to prior comment 10. Please revise to disclose, or advise us why the discussion of key metrics should not provide, qualitative and quantitative information about the average length of stay at your facilities.

Response: The Company advises the Staff that management does not view average length of stay as a key metric with respect to operating performance, and, therefore, it has not included this metric in the Registration Statement. Average length of stay may vary from period to period due to a variety of factors, many of which are outside of our control, such as client departures against medical advice, the extent to which third-party payors require preadmission authorization or utilization review controls and the availability of sober living housing for extended outpatient stays. In many cases,

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July 11, 2014

fluctuations in average length of stay may have no direct correlation to our results of operations or the level of services we may be providing. For example, if we are operating at or near capacity in a particular period, average length of stay may decline without any corresponding adverse effect on our revenues. In addition, as the Company’s planned additional outpatient capacity continues to come online, outpatient services may account for a larger portion of client census and total revenue in future periods, resulting in an increase in average length of stay that may not be accompanied by any corresponding increase in our revenues or results of operations.

Moreover, management believes that including average length of stay as a key metric in the Registration Statement could potentially give investors the false impression that management views average length of stay as a key indicator of the Company’s performance, which it does not. Because of these variables and in light of the Company’s current and planned business, the Company does not consider average length of stay a key metric in evaluating its financial condition and results of operations and, therefore, does not believe disclosure of average length of stay would be meaningful to potential investors.

5.	We note the revised disclosure on page 63 attributing the increase in client related services to greater census in detoxification and residential beds, which require greater numbers of more highly qualified medical staff. It appears the other categories of beds and services identified on page 92 involve materially lower costs. Please revise where appropriate to clarify and quantify the approximate percentage of each category compared to total offered beds and services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 95 of the Registration Statement. The Company notes that it has calculated the percentage based on total billed days, which refers to the total number of days in a given period for which the Company billed for the categories of services provided, instead of total offered beds and services, because management believes total billed days better correlates to the usage of each bed at the facilities, which, in general, can be used for different levels of care. Therefore, the Company believes disclosing a percentage based on total billed days is more meaningful to investors than a percentage that is calculated based on the total offered beds and services.

Liquidity and Capital Resources, page 71

6.	We note the revised disclosure in the last full paragraph on page 71 and the second full paragraph on page 72. You appear to have a material deficiency in your liquidity. Please revise to clarify and state, if true, that the offering is the course of action you are taking to remedy the deficiency. See Item 303(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement in order to further clarify that the conversion of the Greenhouse construction loan to a permanent loan is the course of action that the Company is taking to remedy any potential deficiency in its liquidity for the next 12 months. In this regard, after this loan conversion is effected and without taking into account the net proceeds from the offering, the Company anticipates that internally generated cash flows, cash on hand and availability under its revolving line of credit will be sufficient to fund the Company’s anticipated working capital needs, debt service and repayment obligations, dividend payments to noncontrolling interests and maintenance capital expenditures for at least the next 12 months. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement to clarify that the Company intends to fund the development of its recently acquired properties in Riverview, Florida, Arlington, Texas and Las Vegas, Nevada through, and subject to the availability of, future bank financings secured by the properties, the Company’s revolving line of credit and/or cash on hand.

United States Securities and Exchange Commission

July 11, 2014

Consolidation of VIEs, page 78

7.	We note your responses to comments 12 and 25. Please identify the parties to these material agreements, quantify the material terms (including the negotiated management fees and receivables), and clarify further how you direct the treatment of your clients by the professional groups through the indicated arrangements. Please note that we may have further comment once you file the management agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80, 81, 100 and 129 of the Registration Statement in order to further clarify the relationships between the Company and the five professional groups. The Company advises the Staff that the Company is in the process of entering into written management services agreements with five professional groups that provide medical services to clients at the Company’s facilities in each of the five states in which the Company operates facilities. Under each of the management services agreements, the Company will provide management and other administrative services to the professional groups, including billing, collection of accounts receivable, accounting, management and human resource functions and setting policies and procedures. In return for the services the Company provides, the professional groups will pay to the Company a management fee of 20% of the revenues collected by the professional groups after the professional groups make payments for certain operating expenses as set forth in the management services agreements. In addition, each of the Company’s treatment facilities will enter into a written professional services agreement with one of the five professional groups. Under the professional services agreements, the professional groups will provide necessary medical staffing to the treatment facilities for clients in the detoxification and residential hospitalization levels of care, and the treatment facilities will compensate the professional groups based on fair market value hourly rates for professional services that are not billed directly by the professional group to third party payors.

As part of the Company’s management relationships with the professional groups, the Company provides financial support to each professional group on an as-needed basis to cover any shortfall between (i) revenues collected by the professional group from the treatment facilities and payors and (ii) the professional group’s contracting expenses and payroll requirements. For the three months ended March 31, 2014, the Company provided a total of $394,000 in funding to San Diego Professional Group (San Diego Addiction Treatment Center and Forterus); no funding to Grand Prairie Professional Group (Greenhouse); $319,000 in funding to Las Vegas Professional Group (Desert Hope); $470,000 in funding to Palm Beach Professional Group (Singer Island and The Academy); and $25,000 in funding to Brentwood Professional Group (FitRx). The professional groups are obligated to repay these funds and are charged commercially reasonable interest. Any funded amounts outstanding at the end of a period are eliminated in the consolidation of variable interest entities in the Company’s financial statements.

The Company advises the Staff that the Company does not direct the treatment of clients, because treatment decisions are made solely by licensed healthcare professionals employed or engaged by the professional groups as required by various state laws. However, while the Company does not direct client treatment decisions, the Company does direct the activities that most significantly impact the financial results of the professional groups, including administrative support, billing and collection services and providing financial support as described above.

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July 11, 2014

The Company notes that it has filed as Exhibit 10.38 to the Registration Statement a Form of Management Services Agreement that the Company plans to execute with each of the professional groups.

Business, page 86

8.	It remains unclear from your response to prior comment 14 what you mean by the phrase evidence-based. Please clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 58, 88, 90, 93, 94 and 95 of the Registration Statement to replace the phrase “evidence-based” with “research-based”. As noted on page 94 of the Registration Statement, the National Institute on Drug Abuse has recognized the types of therapy and related services that the Company provides as effective.

Management, page 107

9.	Please provide the complete disclosure requested in prior comment 16 for Mr. Freeman.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Registration Statement.

Financial Statements

3. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-12

10.	We note your response to our prior comment 22. However, to enhance reader’s understanding of the basis for your conclusion, please address the following: Considering you provide services through six treatment facilities, (a) please clarify for us what you consider a reporting unit (e.g. treatment center) (b) tell us whether segment management, as that term is defined in FASB ASC 280-10-50-7, regularly reviews the operating results of the individual treatment centers and the level at which individual treatment center performance is reviewed (c) please provide your analysis of how you determined you have one reporting unit for purposes of the Company’s goodwill impairment test based on the guidance in FASB ASC 350-20-35-34.

Response: In response to the Staff’s comment, the Company has provided below its analysis of reporting units.

(a)

The Company considers the provision of substance abuse and behavioral healthcare treatment services to be one operating segment as defined in FASB ASC 280-10-50-1. The Company considers its substance abuse/behavioral healthcare treatment facilities located throughout the

United States Securities and Exchange Commission

July 11, 2014

United States, which are centrally organized and managed, to represent a single reporting unit. Although the Company operates six treatment facilities, the Company is managed by the chief operating decision maker (the “CODM”) from the Company’s corporate office in Brentwood, Tennessee. The Company maintains centralized services, such as human resources, payroll, accounting, and billing and collections in its corporate office. Further, the Company utilizes a centralized call facility to assess during the client intake phase each client’s treatment needs, insurance plan and rate of insurance reimbursement, and selecting the treatment facility best able to serve the needs of the client. The CODM focuses on the system-wide results rather than results at the individual treatment facility level.

(b)	The CODM meets the definition of segment management as defined in FASB ASC 280-10-50-7. As the Company has only one operating segment, the CODM reviews the operating results of the Company as a whole rather than at the individual treatment facility level. The CODM obtains the consolidated operating results of the entity, which includes data on a facility basis for consolidating purposes, and reviews said data on a monthly basis. The individual treatment facility data includes summarized data on a facility basis, such as total operating expense. However, the CODM also reviews other measures related to client treatment that are of equal or greater importance when evaluating the Company’s performance and allocating Company resources. These measures include call facility statistics, business development indicators, census and utilization reports, and other key indicators of client treatment and satisfaction. Because individual treatment facility revenue is determined by client placement, which is controlled by management, the CODM places less importance on individual treatment facility metrics and focuses on consolidated results.

(c)	The Company considers the entity to have one operating segment and one reporting unit. The CODM manages the business as a whole as described in (a) above. The financial results and operating metrics are evaluated on a system-wide basis. None of the treatment facilities meet the definition of a component of an operating segment as defined in FASB ASC 350-20-35-34 based on the management of the entity as a whole (as described above). The Company has concluded that the operating segment is a single reporting unit as it is comprised of only a single component as defined in FASB ASC 350-20-35-36.

If you have any questions regarding the above, please do not hesitate to call me at (615) 742-6209.

Very truly yours,

Howard H. Lamar III

cc:	Michael T. Cartwright, AAC Holdings, Inc.
Michael P. Heinz, Sidley Austin LLP